UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of October 2024
Commission File Number 001-38332
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QIAGEN N.V.
(Translation of registrant’s name into English)
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Hulsterweg 82
5912 PL Venlo
The Netherlands
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

QIAGEN N.V.
Form 6-K

Item	Page
Other Information	3
Signatures	4

OTHER INFORMATION
Change in Certifying Accountant
On October 31, 2024, the Company executed an engagement letter with EY GmbH & Co. KG Wirtschaftsprüfungsgesellschaft (EY) to engage EY as its independent registered public accounting firm for the year ended December 31, 2025. In connection with this engagement, the Company has dismissed its current independent registered public accounting firm, KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), effective upon the completion of its audit of the Company's financial statements for the year ended December 31, 2024, at which time KPMG will have reached the maximum aggregate term as the Company's external auditor permitted by Dutch law. The Company’s decision to make the change in auditor was due solely to the mandatory audit firm rotation requirement under Dutch law and not due to any disagreement with KPMG.

The Company will provide the additional disclosures in accordance with Item 16F regarding the predecessor accountant in its Form 20-F for the year ending December 31, 2024.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QIAGEN N.V.

By:	/s/ Roland Sackers
Roland Sackers
Chief Financial Officer

Date: November 7, 2024

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